SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Endeavor Group Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)

29260Y109
(CUSIP Number)

Mubadala Investment Company PJSC
Attention: Treasury and Investor Relations
P.O. Box 45005
Abu Dhabi
United Arab Emirates
+971 2 413 0000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON Mubadala Investment Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,232,747
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,232,747
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 2,232,747
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 0.7%(1)
14	TYPE OF REPORTING PERSON CO

(1)
The percentage reported herein was calculated based upon 301,078,199 shares Class A common stock of the Issuer outstanding as of March 8, 2024, as reported in the Merger Agreement (as defined below) attached as an exhibit to the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on April 3, 2024.

1	NAME OF REPORTING PERSON Mamoura Diversified Global Holding PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,232,747
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,232,747
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 2,232,747
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 0.7%(1)
14	TYPE OF REPORTING PERSON CO

(1)
The percentage reported herein was calculated based upon 301,078,199 shares Class A common stock of the Issuer outstanding as of March 8, 2024, as reported in the Merger Agreement (as defined below) attached as an exhibit to the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on April 3, 2024.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the Class A common stock, par value $0.00001 per share (the “Class A Common Stock”) of Endeavor Group Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, California 90210.

Item 2. Identity and Background.

Each of the following persons is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(a) This Schedule 13D is being filed jointly by:

(i) Mubadala Investment Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“Mubadala”), which is the sole owner of Mamoura Diversified Global Holding PJSC.

(ii) Mamoura Diversified Global Holding PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“Mamoura”), which, directly or indirectly, wholly owns Fifteenth Investment Company LLC, a limited liability company established under the laws of the Emirate of Abu Dhabi (“Fifteenth LLC”). The securities reported herein are held directly by Fifteenth LLC.

(b) The address of the principal office of each of the Reporting Persons is Al Mamoura A, Al Muroor Street, Abu Dhabi, United Arab Emirates.

(c) The principal business of Mubadala and Mamoura is as investment companies with a mandate to generate sustainable returns within risk parameters acceptable to the board of directors of Mubadala, while delivering positive impacts on the communities where they deploy capital.

Information with respect to the directors and officers of the Reporting Persons (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Certain affiliates of the Reporting Persons beneficially own 8,536,456 shares of Class A Common Stock representing 2.8% of the Issuer’s issued and outstanding Class A Common Stock based upon 301,078,199 shares of Class A Common Stock outstanding as of March 8, 2024, as reported in the Merger Agreement (as defined below) attached as an exhibit to the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on April 3, 2024.  The Reporting Persons disclaim membership in any “group” with such affiliates for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and expressly disclaim beneficial ownership of any such shares.

Further, by virtue of the Equity Commitment Letter (as defined below) and the LP Investment (as defined below), the Reporting Persons and Holdco Parent  (as defined below) and certain affiliates of Silver Lake Group, L.L.C. (together with its affiliates, “Silver Lake”) may be deemed to be acting as a group for purposes of Rule 13d-5 under the Exchange Act.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons and affiliates of Silver Lake are members of any such group. The beneficial ownership of the Reporting Persons reported herein does not include any shares of Class A Common Stock beneficially owned by Silver Lake and each of the Reporting Persons expressly disclaims beneficial ownership of all securities beneficially owned by Silver Lake.  Certain affiliates of Silver Lake separately filed a Schedule 13D to report their beneficial ownership of Class A Common Stock.

Item 3. Source and Amount of Funds or Other Consideration.

The securities reported herein were acquired by Fifteenth LLC for aggregate consideration of approximately $44,188,137. These purchases were funded by cash on hand.

Item 4. Purpose of Transaction.

On April 2, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Wildcat EGH Holdco, L.P., an affiliate of Silver Lake (“Holdco Parent”), Wildcat OpCo Holdco, L.P., an affiliate of Silver Lake (“OpCo Parent” and, together with Holdco Parent, the “Parent Entities” and each, a “Parent Entity”), Endeavor Operating Company, LLC, an indirect subsidiary of the Issuer (“OpCo”) and various other parties named therein, including various newly formed merger subsidiaries used to effect the transactions contemplated by the Merger Agreement.

Subject to the terms of the Merger Agreement, after a series of steps, a merger subsidiary of Holdco Parent will merge with and into the Issuer, with the Issuer surviving the merger, collectively owned, directly or indirectly, by Holdco Parent and certain other holders (the “Company Merger”, and collectively with the other transactions contemplated by the Merger Agreement, the “Transactions”).

As a result of the Company Merger, each share of Common Stock outstanding immediately prior to the effective time of the Company Merger (the “Company Merger Effective Time” (subject to certain exceptions, including (i) (a) shares of Common Stock owned by the Issuer or its subsidiaries, (b) shares of Common Stock owned by the Parent Entities or any of their respective direct or indirect wholly owned subsidiaries, or, any affiliate of the Parent Entities designated in writing by the Parent Entities to the Issuer at least two business days prior to the Company Merger Effective Time and (c) shares of Issuer Class X common stock, par value $0.00001 per share  and Class Y common stock, par value $0.00001 per share (such shares in this clause (c), collectively with the Class A Common Stock, the “Common Stock”) issued and outstanding immediately prior to the Company Merger Effective Time, (ii) the shares that have been agreed to rollover in the transaction in accordance with the Merger Agreement and (iii) shares of Common Stock owned by stockholders of the Issuer who have validly demanded and not withdrawn appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware will, at the Company Merger Effective Time, automatically be cancelled and converted into the right to receive $27.50 in cash, without interest and subject to applicable withholding taxes.

If the Transactions are consummated, the Issuer intends to delist the Class A Common Stock from the New York Stock Exchange and deregister such shares under the Exchange Act.

Simultaneously with the entering into of the Merger Agreement, on April 2, 2024, Thirty Fifth Investment Company L.L.C. (“Thirty Fifth LLC”), a wholly owned subsidiary of Mamoura, entered into a preferred equity commitment letter (the “Equity Commitment Letter”) with Holdco Parent and other parties thereto.  Pursuant to the terms of the Equity Commitment Letter, Thirty Fifth LLC has committed to contribute to Holdco Parent at the closing of the Company Merger $200,000,000 in exchange for certain preferred equity interests of the Issuer (as such amount may be increased as described below, the “Equity Commitment”), subject to the completion of the Company Merger and the satisfaction of customary conditions set forth in the Equity Commitment Letter. Prior to the closing of the Company Merger, Thirty Fifth LLC’s Equity Commitment may be increased at its option upon the satisfaction of certain conditions.  In addition, subject to satisfying certain conditions, Thirty Fifth LLC may sell or otherwise assign all or any portion of its Equity Commitment or the preferred equity acquired to certain of its affiliates or related persons.

Additionally, in connection with the entering into of the Merger Agreement, Thirty Fifth LLC also agreed to contribute an additional $250,000,000 to a fund affiliated with Silver Lake in exchange for limited partnership interests in such fund (as such amount may be increased or decreased as described below, the “LP Investment”), with such funds being used to provide additional financing in connection with the closing of the transactions contemplated by the Merger Agreement.  Prior to the closing of the Company Merger, the size of the LP Investment shall be reduced under certain circumstances (but not below $100,000,000) and Thirty Fifth LLC has the right to request an increase in the size of the LP Investment, which may be accepted or rejected by Silver Lake. In addition, subject to satisfying certain conditions, Thirty Fifth LLC may sell or otherwise assign all or any portion of its LP Investment or the limited partnership interests acquired to certain of its affiliates or related persons.

The foregoing descriptions of the Merger Agreement and Equity Commitment Letter do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, which with respect to (i) the Merger Agreement has been filed as an exhibit to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on April 3, 2024 and (ii) the Equity Commitment Letter has been filed as an exhibit to this Schedule 13D, and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 2 of this Schedule 13D is incorporated by reference herein.

(a) and (b)

Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

The percentages reported in this Schedule 13D are calculated based upon 301,078,199 shares Class A Common Stock outstanding as of March 8, 2024, as reported in the Merger Agreement attached as an exhibit to the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on April 3, 2024.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Equity Commitment Letter and LP Investment, each of the Reporting Persons may be deemed to be acting as a group for purposes of Rule 13d-5 under the Exchange Act with Silver Lake and its affiliates. Each of the Reporting Persons expressly disclaims beneficial ownership of all securities beneficially owned by Silver Lake. Shares beneficially owned by Silver Lake are not the subject of this Schedule 13D. Certain affiliates of Silver Lake separately report their beneficial ownership on a separate Schedule 13D.

(c) Except as disclosed in this Schedule 13D, no transactions in Class A Common Stock were effected by the Reporting Persons during the past sixty days.

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Items 2 and 4 of this Schedule 13D is incorporated by reference herein.

Item 7.  Material to Be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

2	Preferred Equity Commitment Letter

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 9, 2024

MUBADALA INVESTMENT COMPANY PJSC

By:	/s/ Samer Halawa
Name:	Samer Halawa
Title:	Chief Legal Officer

MAMOURA DIVERSIFIED GLOBAL HOLDING PJSC

By:	/s/ Samer Halawa
Name:	Samer Halawa
Title:	Chief Legal Officer

Schedule A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directors of Mubadala Investment Company PJSC and Mamoura Diversified Global Holding PJSC are set forth below.

Mubadala Investment Company PJSC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Directors
His Highness Sheikh Mansour bin Zayed Al Nahyan	Vice President, Deputy Prime Minister and Minister of the Presidential Court of the United Arab Emirates, Chairman	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
His Highness Sheikh Theyab bin Mohamed Al Nahyan	Member	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
His Excellency Khaldoon Khalifa Al Mubarak	Managing Director and Group Chief Executive Officer, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
His Excellency Dr. Sultan Ahmed Al Jaber	Minister of Industry and Advanced Technology, Member	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
His Excellency Suhail Mohamed Faraj Al Mazrouei	Cabinet Member and Minister of Energy & Infrastructure	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
His Excellency Saif Saeed Al Ghobash	Secretary-General of Abu Dhabi Executive Council, Member	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
His Excellency Abdulhamid Mohammed Saeed	Member	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Executive Officers
His Excellency Khaldoon Khalifa Al Mubarak	Managing Director and Group Chief Executive Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Waleed Al Mokarrab Al Muhairi	Deputy Group Chief Executive Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Homaid Abdulla Al Shimmari	Deputy Group CEO, Chief Corporate & Human Capital Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Carlos Antoine Obeid	Chief Financial Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Samer Saleh Halawa	Chief Legal Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Jordan
Ahmed Yahia Al Idrissi	Chief Executive Officer, Direct Investments	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Canada
Hani Ahmed Hussain Barhoush	Chief Executive Officer, Diversified Investments	P.O. Box 45005, Abu Dhabi, United Arab Emirates	United States
Dr. Bakheet Saeed Bakheet Salem Al Katheeri	Chief Executive Officer, UAE Investments	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Ahmed Saeed Al Calily	Chief Strategy and Risk Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Saeed Mohamed Al Mazrouei	Managing Director and CEO, Abu Dhabi Investment Counsel	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Khaled Salem Al Shamlan	Chief Executive Officer, Real Estate & Infrastructure Investments	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Mamoura Diversified Global Holding PJSC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Waleed Al Mokarrab Al Muhairi	Chairman	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Homaid Abdulla Al Shimmari	Deputy Group CEO, Chief Corporate & Human Capital Officer, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Carlos Antoine Obeid	Chief Financial Officer, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Samer Saleh Halawa	Chief Legal Officer, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Jordan